# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

## FORM 8-K

**CURRENT REPORT PURSUANT**
**TO SECTION 13 OR 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

**Date of Report** (Date of earliest event reported)**: August 14, 2007**

### MORRIS PUBLISHING GROUP, LLC
**(Exact Name of Registrant as Specified in Its Charter)**

**Georgia**
**(State or other jurisdiction of incorporation)**

| | |
|---|---|
| **333-112246** | **58-1445060** |
| (Commission File Number) | (IRS Employer Identification No.) |
| **725 Broad Street; Augusta, Georgia** | **30901** |
| (Address of Principal Executive Offices) | (Zip Code) |

**(706) 724-0851**
**(Registrants' Telephone Number, Including Area Code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐ **Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)**

☐ **Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)**

☐ **Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))**

☐ **Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))**

| Item 2.02. | Results of Operations and Financial Condition. |
|---|---|

On August 14, 2007, Morris Publishing Group, LLC issued a press release announcing its financial results for the three and six month periods ended June 30, 2007.  A copy of Morris Publishing's press release is furnished as Exhibit 99.1 and is incorporated herein by reference.

| Item 9.01. | Financial Statements and Exhibits. |
|---|---|

(d) Exhibits:

| Exhibit No. | Description |
|---|---|
| 99.1 | Press Release of Morris Publishing Group, LLC, dated August 14, 2007, reporting Morris Publishing Group's financial results for the three and six month periods ended June 30, 2007. (Incorporated by reference). |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: **August 14, 2007**                    **MORRIS PUBLISHING GROUP, LLC**

By:    **/s/ Steve K. Stone**

Steve K. Stone
Senior Vice President and Chief Financial Officer



Morris Publishing Group, LLC
P.O. BOX 936 • AUGUSTA, GA 30903-0936
www.morris.com

**MORRIS PUBLISHING ANNOUNCES**
**2007 SECOND-QUARTER RESULTS**

AUGUSTA, Ga. (Aug. 14, 2007) — Morris Publishing Group, LLC today reported second-quarter operating income of $17.7 million, down $7.0 million, or 28.5%, from $24.7 million for the same period in 2006. Net income for the quarter was $4.9 million, down $4.8 million from $9.7 million last year.

Total operating revenue for the second quarter was $112.9 million, down $7.3 million, or 6.1%, from the same quarter 2006, with total advertising revenue of $92.0 million, down $7.0 million, or 7.1%, circulation revenue of $17.0 million, down $0.3 million, or 1.6%, and other income of $3.9 million, flat with last year. Retail, national and classified advertising revenue were down 1.1%, 26.8% and 10.7%, respectively.

For the second quarter, total operating expense was $95.3 million, down $0.3 million, or 0.3%. Total labor and employee benefit costs were $45.2 million, up $1.8 million, or 4.1%, newsprint, ink and supplements costs were $11.9 million, down $3.0 million, or 20.4%, and other operating costs, excluding depreciation and amortization, were $33.2 million, up $1.2 million, or 3.8%. Depreciation and amortization expense was $5.0 million, down $0.3 million, or 4.5%.

Commenting on the second-quarter results, William S. Morris IV, Morris Publishing Group's chief executive officer and president, said, "We continue to operate in a declining advertising environment, particularly in Jacksonville, our largest market. The downturn in the Florida real estate market has adversely impacted not only our classified real estate category, but also many of our other advertising categories dependent on the housing industry.

"In response to these challenges, we are continuing to look at every aspect of our business, identifying and implementing initiatives to further reduce our cost of operations. In addition, we are reviewing additional revenue opportunities in each of our metro markets, focusing on achieving very specific targets to increase revenue."

For the first six months of 2007, operating income was $28.4 million, down $14.2 million, or 33.3%, from $42.6 million last year. Total net operating revenue was $220.6 million, down $13.6 million, or 5.8%, and total operating costs were $192.2 million, up $0.6 million, or 0.3%, from last year. Net income for the first six months of 2007 was $5.7 million, down $9.4 million from $15.1 million last year.

Morris Publishing Group, LLC is a wholly owned subsidiary of Morris Communications Company, LLC, a privately held media company based in Augusta, Ga. Morris Publishing owns and operates 27 daily newspapers as well as nondaily newspapers, city magazines, and other free community publications in the Southeast, Midwest, Southwest and Alaska. For more information, visit our Web site, morris.com.

A conference call will be held Tuesday, Aug.14, 2007, at 10:00 a.m. Eastern Time. In order to participate, please call 1-888-928-9177 ten (10) minutes prior to the scheduled start. The pass code and leader's name listed below will be required to join the conference call:

|  |  |
|---:|:---|
| LEADER: | **MR. STEVE STONE** |
| PASS CODE: | **MORRIS PUBLI** |

To access the Audio Replay of this call, all parties can:

| | |
|---:|:---|
| 1: | Go to the URL: **https://e-meetings.mci.com**. |
| 2: | Choose **Join An Event** under **Events** |
| 3: | Enter the conference number and pass code. |
| 4: | Enter required information in all **Bold** fields |
| 5: | Click on the **Proceed** button |

|  |  |
|---:|:---|
| PASS CODE: | **MORRIS PUBLI** |
| CONFERENCE NUMBER: | **3739693** |

Replays of the conference call are available for 30 days after the live event at the URL link.

For further information, please contact:
Craig S. Mitchell
Senior Vice President of Finance
Morris Communications Company, LLC
706-823-3236

**Second-quarter results follow:**

**Morris Publishing Group, LLC**
**Unaudited Condensed Consolidated Statements of Income**

| (Dollars in thousands) | Three months ended June 30, 2007 | Three months ended June 30, 2006 | Six months ended June 30, 2007 | Six months ended June 30, 2006 |
|---|---|---|---|---|
| NET OPERATING REVENUES: | | | | |
| Advertising | $ 91,993 | $ 98,988 | $ 178,763 | $ 191,361 |
| Circulation | 16,976 | 17,259 | 33,801 | 34,803 |
| Other | 3,966 | 4,018 | 8,063 | 8,027 |
| Total net operating revenues | 112,935 | 120,265 | 220,627 | 234,191 |
| OPERATING EXPENSES: | | | | |
| Labor and employee benefits | 45,192 | 43,400 | 90,194 | 87,432 |
| Newsprint, ink and supplements | 11,886 | 14,925 | 24,841 | 29,689 |
| Other operating costs (excluding depreciation and amortization) | 33,229 | 32,019 | 66,925 | 64,027 |
| Depreciation and amortization | 4,960 | 5,193 | 10,282 | 10,474 |
| Total operating expenses | 95,267 | 95,537 | 192,242 | 191,622 |
| Operating income | 17,668 | 24,728 | 28,385 | 42,569 |
| OTHER EXPENSE (INCOME): | | | | |
| Interest expense, including amortization of debt issuance costs | 9,437 | 9,171 | 18,756 | 18,171 |
| Interest income | (1) | (1) | (4) | (68) |
| Other, net | (48) | (46) | (92) | (57) |
| Total other expenses, net | 9,388 | 9,124 | 18,660 | 18,046 |
| INCOME BEFORE INCOME TAXES | 8,280 | 15,604 | 9,725 | 24,523 |
| PROVISION FOR INCOME TAXES | 3,333 | 5,883 | 3,990 | 9,465 |
| NET INCOME | $ 4,947 | $ 9,721 | $ 5,735 | $ 15,058 |